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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the

            Public Utility Holding Company Act of 1935, as amended
                               (the "1935 Act")


CAGAYAN ELECTRIC POWER AND LIGHT CO., INC.
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(Name of foreign utility company)


HAWAIIAN ELECTRIC INDUSTRIES, INC.
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(Name of filing company, if filed on behalf of a foreign utility company)


Item 1

     The name of the entity claiming foreign utility company status is CAGAYAN ELECTRIC POWER AND LIGHT CO., INC. ("CEPALCO"). CEPALCO's business address is 8/F Strata 100 Building, Emerald Avenue, Ortigas Center, Pasig City, Metro Manila 1600, Philippines. CEPALCO is a corporation organized and existing under the laws of the Philippines.

     On December 4, 1998, HEI Power Corp. Philippine Development, LLC ("HEIPC-P"), a Cayman Islands company, acquired an equity interest in CEPALCO as described below. HEIPC-P is a wholly-owned subsidiary of HEI Power Corp. International, a Cayman Islands company, which in turn is a wholly-owned subsidiary of HEI Power Corp., a Hawaii corporation, which in turn is a wholly-owned subsidiary of Hawaiian Electric Industries, Inc., a Hawaii corporation ("HEI").

     CEPALCO is a regulated local distribution company on the island of Mindanao in the Philippines. CEPALCO operates and maintains a total substation capacity of 75 MVA distributed among three (3) power substations. It also operates and maintains a total of 47.40 kilometers of transmission lines (rated at 69 KV and 138 KV) and a total of 1,000.64 kilometers of distribution lines. CEPALCO also has a 37.70% stake in Mindanao Energy Systems, Inc., a power generation company that owns and operates a Bunker-C fed diesel power generating facility with an
18.9 MW capacity.
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     HEIPC-P acquired 7,834,607 cumulative non-participating preferred shares in
CEPCALCO ("Preferred Shares") which at the option of HEIPC-P may be converted into common shares generally within a period two to five years after the acquisition. The Preferred Shares acquired by HEIPC-P are intended to constitute fifteen percent (15%) of the issued and outstanding capital stock of CEPALCO upon full conversion of such Preferred Shares.

     Those persons holding five percent (5%) or more of CEPALCO voting securities are (indicated for each in parentheses is their total percentage ownership of outstanding shares of Class A and Class B common stock): the Abaya Group (45.2%), composed of Abaya Investment Company (AIC) and individual Abaya family members; the Carlos Group (18.68%), consisting of individual family members; the Unchuan Group (13.06%), consisting of individual family members; and, All Asia Development Corp., a Philippine company (11.32%).

Item 2

     Hawaiian Electric Company, Inc. ("HECO"), Hawaii Electric Light Company, Inc. ("HELCO"), and Maui Electric Company, Limited ("MECO") are domestic associate public utility companies, as defined under section 2(a) of the 1935 Act, of CEPALCO because HECO, HELCO, and MECO are wholly-owned, directly or indirectly, by a holding company, HEI, in common with CEPALCO.

     HECO, HELCO, and MECO have no direct relationship with and do not own any interest in HEIPC-P. HECO, HELCO, and MECO have not and will not contribute funds to HEIPC-P for the acquisition of the interest in CEPALCO.

                                   EXHIBIT A

     The certification of the Public Utilities Commission, State of Hawaii (letter dated November 27, 1995), required under section 33(a)(2) of the 1935 Act is incorporated by reference to Exhibit A to Form U-57, dated October 30, 1996 and filed by HEI on behalf of HEI Power Corp. Guam.

                                   SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                           HAWAIIAN ELECTRIC INDUSTRIES, INC.



                           By: /s/ Robert F. Clarke
                               ----------------------
                               Robert F. Clarke
                               Chairman, President and Chief Executive Officer

Date:  December 16, 1998

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